                                  SCHEDULE 14A
                                 (RULE 14A-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )

Filed by the Registrant /_/

Filed by a Party other than the Registrant /X/

Check the appropriate box:

     /X/  Preliminary Proxy Statement

     /_/  Confidential,  for Use of the  Commission  Only (as  permitted by Rule
          14a-6(e)(2))

     /_/  Definitive Proxy Statement

     /_/  Definitive Additional Materials

     /_/  Soliciting Material Under Rule 14a-12

                              SIMON WORLDWIDE, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                      EVEREST SPECIAL SITUATIONS FUND L.P.
                        MAOZ EVEREST FUND MANAGEMENT LTD.
                                  ELCHANAN MAOZ
                                   MERON MANN
--------------------------------------------------------------------------------
   (Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

     Payment of Filing Fee (Check the appropriate box):

     /X/  No fee required.

     /_/  Fee  computed on table below per Exchange  Act Rules  14a-6(i)(1)  and
          0-11.

Title of each class of securities to which transaction applies:

--------------------------------------------------------------------------------

Aggregate number of securities to which transaction applies:

--------------------------------------------------------------------------------

Per unit price or other  underlying  value of transaction  computed  pursuant to
Exchange  Act Rule  0-11  (set  forth the  amount  on which  the  filing  fee is calculated and state how it was determined):

--------------------------------------------------------------------------------

Proposed maximum aggregate value of transaction:

--------------------------------------------------------------------------------

Total fee paid:

--------------------------------------------------------------------------------

     /_/  Fee paid previously with preliminary materials:

--------------------------------------------------------------------------------

     /_/  Check box if any part of the fee is offset as provided by Exchange Act
Rule  0-11(a)(2)  and identify the filing for which the  offsetting fee was paid previously.  Identify the previous filing by registration  statement  number, or the form or schedule and the date of its filing.

     (1)  Amount previously paid

--------------------------------------------------------------------------------

Form, Schedule or Registration Statement No:

--------------------------------------------------------------------------------

Filing Party:

--------------------------------------------------------------------------------

Date Filed:

--------------------------------------------------------------------------------

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                               DATED JULY 5, 2007

                      EVEREST SPECIAL SITUATIONS FUND L.P.

                                  July 5, 2007

Dear Fellow Stockholder:

      Everest Special  Situations  Fund L.P.  ("Everest" or "we") and certain of its affiliates are the beneficial  owners of an aggregate of 2,158,732 shares of common stock, $.01 par value (the "Common Stock") of Simon Worldwide,  Inc. (the
"Company"),  representing approximately 12.9% of the outstanding Common Stock of the Company.  We believe the current  Board of Directors of the Company is not a true  representation of the current  composition of the beneficial owners of the
Common  Stock as discussed in the attached  Proxy  Statement.  We are  therefore seeking  your  support  at the  annual  meeting  of  stockholders  (the  "Annual
Meeting")  scheduled to be held at the Los Angeles Airport Marriott Hotel,  5855
W. Century Boulevard, Los Angeles,  California,  on July 19, 2007, at 10:00 a.m.
(local time), to consider and act on the following matters:

         1.    TO ELECT  EVEREST'S  DIRECTOR  NOMINEES,  MERON MANN AND ELCHANAN
               MAOZ TO SERVE AS CLASS I DIRECTORS OF THE COMPANY,  IN OPPOSITION
               TO THE COMPANY'S CLASS I DIRECTOR NOMINEES, TO SERVE FOR TWO-YEAR
               TERMS.

         2.    TO ADOPT A  NON-BINDING  RECAPITALIZATION  PROPOSAL  SUBMITTED BY
               EVEREST  WHEREIN ALL ISSUED AND  OUTSTANDING  SHARES OF SERIES A1
               SENIOR CUMULATIVE PARTICIPATING  CONVERTIBLE PREFERRED STOCK (THE
               "PREFERRED  STOCK") OF THE COMPANY SHALL BE CONVERTED INTO SHARES
               OF COMMON STOCK TO ALIGN THE  INTERESTS OF ALL EQUITY  HOLDERS OF
               THE COMPANY.

      The Board of Directors  of the Company is currently  composed of seven (7)
members,  with  the  holder  of  the  Preferred  Stock  entitled  to  three  (3)
representatives  (the "Preferred Stock  Directors").  Through the attached Proxy
Statement we are soliciting  proxies to elect our two Class I director  nominees and the  candidates  who have been  nominated by the Company  EXCEPT FOR Messrs.
Bartlett and Brown.  This gives  stockholders the ability to vote for a total of seven  (7)  directors  up  for  election  at  the  Annual  Meeting.  The  names, backgrounds and qualifications of the Company's nominees,  and other information about them, can be found in the Company's proxy statement. There is no assurance that any of the  Company's  nominees will serve as directors if our nominees are elected.

      We are not seeking  control of the Company's  Board of Directors.  We also hope that the result of this election  contest will send a strong message to the incumbent directors who will be re-elected that the current  stockholders of the
Company  are  seeking  a  change  in  the  management   style  of  the  Company.
Furthermore,  we hope that after this  election  contest,  the  majority  of the members of the Board of  Directors  will be composed of  representatives  of the principal  equity  holders of the  Company.

      We  urge  you to  carefully  consider  the  information  contained  in the attached  Proxy  Statement  and  support  our  efforts  by  signing,  dating and returning the enclosed GOLD proxy card today.  The attached Proxy  Statement and the enclosed GOLD proxy card are first being furnished to the stockholders on or about July __, 2007.

      If you have  already  voted for the  incumbent  management  slate you have every right to change your vote by signing,  dating and  returning a later dated proxy card or by voting in person at the Annual Meeting.  Only your latest dated proxy card will count.

      Since only your latest  dated  proxy card will  count,  we urge you not to return  any proxy  card you  receive  from the  Company.  Even if you return the management  proxy card marked  "withhold"  as a protest  against  the  incumbent directors,  it will  revoke  any  proxy  card  you may have  previously  sent to
Everest.  Remember,  you can vote for our two  independent  nominees only on our
GOLD proxy card.  So please make  certain  that the latest  dated proxy card you return is the GOLD proxy card.

      If you have any questions or require any assistance with your vote, please contact  MacKenzie  Partners,  Inc., which is assisting us, at their address and toll-free numbers listed on the following page.

                                    Thank you for your support,

                                    Elchanan Maoz
                                    Everest Special Situations Fund L.P.

--------------------------------------------------------------------------------

             If you have any questions regarding your proxy, or need
                 assistance in voting your Shares, please call:

                            MACKENZIE PARTNERS, INC.
                               105 Madison Avenue
                               New York, NY 10016

                         Call Toll-Free: 1-800-322-2885
                       E-Mail: proxy@MacKenziepartners.com

--------------------------------------------------------------------------------

                                      -2-

                         ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                              SIMON WORLDWIDE, INC.
                            -------------------------

                                 PROXY STATEMENT
                                       OF
                      EVEREST SPECIAL SITUATIONS FUND L.P.

                            -------------------------

        PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

      Everest  Special  Situations  Fund L.P.  ("Everest"  or "we"),  a Delaware
limited  partnership,  together with certain of its  affiliates who are named as participants in this Proxy Statement are stockholders of Simon Worldwide,  Inc., a Delaware corporation (the "Company"). We are writing to you in connection with the election of directors of the Company (the  "Company's  Board") at the annual meeting of stockholders scheduled to be held at the Los Angeles Airport Marriott
Hotel, 5855 W. Century Boulevard, Los Angeles,  California, on July 19, 2007, at
10:00 a.m. (local time), including any adjournments or postponements thereof and any meeting  which may be called in lieu thereof (the  "Annual  Meeting").  This proxy  statement  (the "Proxy  Statement")  and the enclosed GOLD proxy card are first being furnished to stockholders on or about July __, 2007.

      This Proxy  Statement and the enclosed GOLD proxy card are being furnished to stockholders of the Company by Everest in connection with the solicitation of proxies from Everest's stockholders for the following:

         1.    TO ELECT  EVEREST'S  DIRECTOR  NOMINEES,  MERON MANN AND ELCHANAN
               MAOZ (TOGETHER,  OUR "NOMINEES") TO SERVE AS CLASS I DIRECTORS OF
               THE COMPANY, IN OPPOSITION TO THE COMPANY'S DIRECTOR NOMINEES, TO
               SERVE FOR TWO-YEAR TERMS.

         2.    TO ADOPT A  NON-BINDING  RECAPITALIZATION  PROPOSAL  SUBMITTED BY
               EVEREST  WHEREIN ALL ISSUED AND  OUTSTANDING  SHARES OF SERIES A1
               SENIOR CUMULATIVE PARTICIPATING  CONVERTIBLE PREFERRED STOCK (THE
               "PREFERRED  STOCK") OF THE COMPANY SHALL BE CONVERTED INTO SHARES
               OF COMMON STOCK TO ALIGN THE  INTERESTS OF ALL EQUITY  HOLDERS OF
               THE COMPANY (THE "RECAPITALIZATION RECOMMENDATION").

      This Proxy Statement is soliciting  proxies to elect our Nominees as Class
I directors and the candidates who have been nominated by the Company EXCEPT FOR
Messrs.  Bartlett and Brown.  This gives  stockholders  who wish to vote for our
Nominees the ability to vote for five nominees in total.

      Everest, Maoz Everest Fund Management Ltd. ("MEFM,"),  an Israeli company, and  each of our  Nominees  are  members  of a group  (the  "Group")  formed  in connection  with this proxy  solicitation  and are deemed  participants  in this proxy solicitation.

      The Company has set the record date for determining  stockholders entitled to notice of and to vote at the  Annual  Meeting as June 18,  2007 (the  "Record
Date"). The mailing address of the principal executive offices of the Company is
5200 West Century  Boulevard,  Los Angeles,  California  90045.  Stockholders of
record at the close of  business  on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were
(i) 16,673,193 shares of common stock, $.01 par value (the "Common Stock"),  and
(ii)  33,032  shares of Series A1 Senior  Cumulative  Participating  Convertible
Preferred  Stock  ("Preferred  Stock"  and,  together  with the shares of Common
Stock, the "Shares") so held, which shares of Preferred Stock including  accrued dividends were  convertible  for 4,021,320  shares of Common Stock,  entitled to vote at the Annual Meeting.  In the election of directors of the Company and the
Recapitalization  Proposal, the shares of Preferred Stock vote together with the shares of Common Stock on an as converted basis.

      As of the  Record  Date,  Everest  with  the  other  participants  in this solicitation,  were the owners of an  aggregate  of  2,158,732  shares of Common
Stock, which represents approximately 12.9% of the voting securities outstanding
(based on the Company's proxy statement).  The participants in this solicitation intend to vote such Common  Stock "FOR" the  election of our  Nominees and "FOR"
those  candidates  who have been  nominated  by the  Company  EXCEPT FOR Messrs.
Bartlett  and Brown and "FOR" the  Recapitalization  Recommendation,  as further described herein.

      THIS  SOLICITATION  IS BEING  MADE BY  EVEREST  AND NOT ON  BEHALF  OF THE
COMPANY'S  BOARD OR MANAGEMENT.  EVEREST IS NOT AWARE OF ANY OTHER MATTERS TO BE
BROUGHT BEFORE THE ANNUAL  MEETING.  SHOULD OTHER MATTERS,  WHICH EVEREST IS NOT
AWARE OF A  REASONABLE  TIME BEFORE  THIS  SOLICITATION,  BE BROUGHT  BEFORE THE
ANNUAL  MEETING,  THE PERSONS  NAMED AS PROXIES IN THE ENCLOSED  GOLD PROXY CARD
WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

      EVEREST URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF
THE ELECTION OF ITS NOMINEES AND THE NOMINEES OF THE COMPANY  EXCEPT FOR MESSRS.
BARTLETT AND BROWN AND FOR ITS  RECAPITALIZATION  RECOMMENDATION.

      IF YOU HAVE ALREADY SENT A PROXY CARD  FURNISHED  BY THE  COMPANY'S  BOARD
BACK TO THE  COMPANY,  YOU MAY  REVOKE  THAT  PROXY  AND  VOTE  FOR  EACH OF THE
PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE
ENCLOSED GOLD PROXY CARD.  ONLY THE LATEST DATED PROXY COUNTS.  ANY PROXY MAY BE
REVOKED AT ANY TIME PRIOR TO THE ANNUAL  MEETING BY DELIVERING A WRITTEN  NOTICE
OF  REVOCATION  OR A LATER  DATED  PROXY FOR THE ANNUAL  MEETING OR BY VOTING IN
PERSON AT THE ANNUAL MEETING. ALTHOUGH A REVOCATION IS EFFECTIVE IF DELIVERED TO
THE COMPANY,  EVEREST REQUESTS THAT EITHER THE ORIGINAL OR PHOTOSTATIC COPIES OF
ALL REVOCATIONS BE MAILED TO EVEREST IN CARE OF MACKENZIE PARTNERS,  INC. AT THE
ADDRESS SET FORTH ON THE BACK COVER OF THIS PROXY STATEMENT.

                                      -2-

                                    IMPORTANT

      YOUR VOTE IS IMPORTANT,  NO MATTER HOW MANY SHARES YOU OWN. WE URGE YOU TO
SIGN,  DATE,  AND  RETURN  THE  ENCLOSED  GOLD  PROXY CARD TODAY TO VOTE FOR THE
ELECTION  OF OUR  NOMINEES  AND THE OTHER  COMPANY  NOMINEES  EXCEPT FOR MESSRS.
BARTLETT AND BROWN.

  o   IF YOUR SHARES ARE  REGISTERED IN YOUR OWN NAME,  please sign and date the enclosed GOLD proxy card and return it to Everest, c/o MacKenzie Partners,
      Inc., in the enclosed envelope today.

  o   IF YOUR SHARES ARE HELD IN A BROKERAGE ACCOUNT OR BANK, you are considered the beneficial owner of the Shares,  and these proxy  materials,  together with a GOLD  voting  form,  are being  forwarded  to you by your broker or bank. As a beneficial  owner,  you must  instruct your broker,  trustee or other  representative  how to vote. YOUR BROKER CANNOT VOTE YOUR SHARES ON
      YOUR BEHALF WITHOUT YOUR INSTRUCTIONS.

  o   Depending upon your broker or custodian, you may be able to vote either by toll-free  telephone  or by the  Internet.  Please  refer to the  enclosed voting form for instructions on how to vote  electronically.  You may also vote by signing, dating and returning the enclosed voting form.

      Since only your latest  dated  proxy card will  count,  we urge you not to return  any proxy  card you  receive  from the  Company.  Even if you return the management  proxy card marked  "withhold"  as a protest  against  the  incumbent directors,  it will  revoke  any  proxy  card  you may have  previously  sent to
Everest.  Remember,  you can vote for our two  independent  nominees only on our
GOLD proxy card.  So please make  certain  that the latest  dated proxy card you return is the GOLD proxy card.

                      PLEASE CALL MACKENZIE PARTNERS, INC.,
             IF YOU NEED ASSISTANCE IN VOTING YOUR GOLD PROXY CARD.

--------------------------------------------------------------------------------

             If you have any questions regarding your proxy, or need
                 assistance in voting your Shares, please call:

                            MACKENZIE PARTNERS, INC.
                               105 Madison Avenue
                               New York, NY 10016

                         Call Toll-Free: 1-800-322-2885
                       E-Mail: proxy@MacKenziepartners.com

--------------------------------------------------------------------------------

                                      -3-

       REASONS WHY WE ARE SEEKING REPRESENTATION ON THE BOARD OF DIRECTORS

      The   following   is  a  summary  of  the   reasons  why  we  are  seeking
representation on the Board of Directors at the Annual Meeting.

      WE BELIEVE THAT THE INCUMBENT DIRECTORS DO NOT TRULY REPRESENT THE CURRENT
COMPOSITION OF THE BENEFICIAL OWNERS OF THE COMPANY.

         o  The Company held its last Annual/Special  Meeting of Stockholders of the Company to elect directors on April 2001.

         o  Terms of all  incumbent  directors  should have lapsed at most three years since the last meeting of stockholders of the Company.

         o  Based on the Company's  security  beneficial  ownership table in the
            Company's  annual report for the period ended December 31, 2006 (the
            "Annual  Report"),  Everest and Hazelton  Capital Ltd. have acquired
            beneficial   ownership  of  Shares  in  the   aggregate   amount  of
            approximately   12.9%   and   6.8%   of  the   outstanding   Shares,
            respectively, since the last meeting of stockholders.

         o  These new principal  stockholders  have not had the  opportunity  to elect their own representatives to the Company's Board.

      WE BELIEVE THAT THE COMPANY'S BOARD HAS NOT BEEN SUCCESSFUL IN IDENTIFYING
STRATEGIC  ALTERNATIVES FOR THE COMPANY AND HAS NOT MADE THE COMPANY  ATTRACTIVE
TO STRATEGIC PARTNERS.

         o  It is worth noting that the Company has not  disclosed  any concrete plan  of  operations  in its  Annual  Reports  for  the  immediately preceding  four  years  except  to  say  that  the  Company's  Board
            "continues to consider various alternative courses of action for the
            Company,  including possibly acquiring or combining with one or more operating businesses."

         o  In addition, the Company also disclosed that it "cannot predict when the  Directors  will have  developed a proposed  course of action or whether any such course of action will be successful."

         o  It has been six years since the Company  ceased its  operations  and two years since the Company has settled its claim against McDonald's
            Corporation   but  not  once  has  the  Company  gone  back  to  its
            stockholders and requested their consideration, or at the very least informed them, of a possible corporate reorganization in the Company

      WE  BELIEVE  THAT  THE  BOARD OF  DIRECTORS  OF THE  COMPANY  HAS NOT BEEN
RECEPTIVE TO THE CONCERNS RAISED BY ITS PRINCIPAL STOCKHOLDERS.

      OFFICER AND DIRECTOR COMPENSATION

         o  We are  concerned  with the level of salaries  paid to the Company's officers  and  directors,  especially  in light of the fact that the
            Company is a non-operating entity without any operating revenues.

         o  Based on the Company's  periodic reports,  the Company's only source of assets has been the  settlement  of a  litigation  involving  the discontinued  operations of the Company with McDonald's  Corporation
            for  approximately  $24,500,000,   recorded  in  fiscal  year  ended
            December 31, 2004.

         o  We believe that it is very disconcerting that during such time frame when the Company  had no  operations  and  operating  revenues,  the
            Company has  disclosed in its periodic  reports that it has spent an aggregate of $20,625,000 in general and administrative  expenses for the immediately  preceding five fiscal years (2002 through 2006), or an average $5,156,250 per year and 16% per year of its totals assets as of December 31, 2006,  most of which were paid as salaries to its management and current directors.

                                      -4-

         o  The Board of Directors is currently composed of seven members,  with three  directors as  representatives  of the holder of the Preferred
            Stock,  the  Company's  largest  shareholder.  Based  on the  Annual
            Report just  for annual director retainer fees alone, the Company is expending  corporate assets of a minimum of $350,000 per year. If we add  the  base  salaries  paid  to  two  employee  directors,  total executive and director salary costs jump to at least $1,050,000,  or approximately  4% of the total  assets of the Company as of December
            31,  2006.  It must be noted that based on the  Annual  Report,  the
            Company paid approximately $560,332 and $1,229,044 for director fees and  reimbursement  and executive  compensation,  respectively,  for fiscal year ended December 31, 2006.

         o  Without any operating units and a clear plan of operations, together with the settlement of the Company's major  litigation  proceedings, we  question  the need to retain  such  highly-paid  management  and directors.

      FINANCIAL RECAPITALIZATION

         o  Based on the  Company's  report for the period ended March 31, 2007, the total assets of the Company are approximately  $25.5 million and total  liabilities  are $32.7 million,  primarily as a result of its obligations  due to the holders of the  Company's  Preferred  Stock, leaving a total stockholder's deficit of approximately $8.6 million.

         o  The Preferred Stock also has a liquidation preference.

         o  On February 25, 2007, we sent a Memorandum of  Understanding  to the
            Company and the holder of the  Preferred  Stock with  respect to our proposed financial  recapitalization  wherein all outstanding shares of Preferred  Stock will be converted into shares of Common Stock of
            the  Company.   The   recapitalization   would  have  minimized  the
            stockholder's  deficit,  eliminated any  liquidation  preference and better  positioned  the Company to seek an acquisition  partner.  On
            March 27, 2007,  the Company  requested we provide more  information about  our  proposed  financial  restructuring.  After  we  formally submitted  additional  supporting  information  with  respect to the proposed  financial  restructuring  on April 17,  2007,  the Company continued to disregard our proposal.

         o  We have  submitted the financial  recapitalization  as a stockholder proposal to be voted on by the Company's  stockholders at the Annual
            Meting.

         o  If elected,  our Nominees'  first priority would be to work with the director  representatives  of the holder of the Preferred Stock, one of the other  principal  stockholders  of the  Company,  to effect a financial  restructuring that would make the Company more attractive to strategic partners.

      LACK OF COMMUNICATION WITH STOCKHOLDERS

         o  On May 11, 2006, we sent a letter to the  Company's  Board to, among other things,  request it to call an annual meeting of  stockholders of the  Company.  In its  response  letter  on  June  6,  2006,  the
            Company's  Board responded by stating that it "agrees that increased shareholder  communication  is  appropriate  and will  consider your request for a shareholder meeting."  Unfortunately,  the Company did not proactively schedule any stockholder meeting.

         o  On April 17, 2007,  we filed a Complaint  with Court of Chancery for the State of Delaware  against the  Company  and  demanded  that the
            Company hold an annual meeting of stockholders. On May 23, 2007, the
            Court of Chancery  for the State of Delaware  entered a  Stipulation and Order of Final  Judgment  wherein the  Company  was  required to announce an annual meeting of  stockholders  of the Company no later than June 25, 2007 to be held on July 19, 2007.

                                      -5-

                           BACKGROUND TO SOLICITATION

      The  following  is a  chronology  of  events  leading  up  to  this  proxy solicitation:

         o  Everest began purchasing Shares in February 2006.

         o  On May 11, 2006, Everest sent a letter to the Company  enumerating a number of its  concerns  with  respect to the affairs of the Company including,  but  not  limited  to,  what  Everest  believes  is  the excessive  salaries of  management  and directors of the Company and
            the  lack  of   communications   with  the  Company's   stockholders
            exemplified  by the Company's  not having held an annual  meeting of stockholders in the immediately preceding five years.

         o  On June 6, 2006, the Company's  Board  response to Everest's  letter was a brief  description of the background of the Company similar to
            the  disclosure  found  in  the  Company's  periodic  reports.   The
            Company's  Board's  response  also stated that  management  has been
            "managing the defense and offense of the many  significant  lawsuits and many other aspects of preserving  the assets of the Company." It further  stated  that  "the  compensation  currently  paid to  these individuals  [the officers and directors]  reflects their  expertise and background." The Company's  Board's response also stated that it
            "agrees that increased shareholder  communication is appropriate and
            will   consider   your   request   for   a   shareholder   meeting."
            Unfortunately,  the Company's Board did not proactively schedule any shareholder meeting.

         o  On June 12, 2006, as per request of the Company, Everest submitted a demand letter to inspect the books and records of the Company.

         o  On June 16,  2006,  the  Company's  counsel  responded  to Everest's demand  letter  and  provided  Everest  with  the  certain  internal documents that it requested.

         o  From  June  through  August  2006,  Everest  continued  to study the documents  provided  to it,  as well  as  other  publicly  available information.

         o  Based  on  Everest's  review  of the  Company's  publicly  available information,  including the standstill  provision in Section 5.07 of that certain  Securities  Purchase Agreement dated September 1, 1999 by and between the Company and Overseas  Toys,  L.P.,  an investment vehicle of Yucaipa AEC  Associates LLC (together with Overseas Toys,
            L.P.,  "Yucaipa"),  Yucaipa  is not  allowed  to (i) enter  into any agreement  with Everest or any other  stockholder  in seeking  board representation  for other itself or other stockholders and (ii) seek approval  for any  shareholder  proposal  any such  stockholder  may propose.  However,  Everest  believes that Yucaipa is not prohibited from (i) exercising,  in its sole  discretion,  its right to vote on all matters presented at a stockholders  meeting and (ii) discussing with other  stockholders  of the  Company  on their  views on how to maximize the return on their respective investments.

         o  On April 25, 2006, Elchanan Maoz, Chairman of Everest, initially met with Greg Mays, a member of the Company's Board and a representative of Yucaipa and had  follow-up  meetings  with Ronald  Burkle and Ira
            Tochner,  other  representatives of Yucaipa.  In such meetings,  Mr.
            Maoz  discussed  Everest's  belief that the Company is attractive to strategic partners given the Company's relatively high level of cash on hand and  potential to use the high net  operating  losses of the
            Company to offset tax  liabilities  in the  future.  Mr. Maoz stated
            that Everest  believes that the cash on hand of the Company could be used to  acquire  a  profitable  private  business  and that if such acquisition  was designed  properly,  the Company could maximize the use of the  Company's net  operating  losses.  Everest also believes that such  acquisition  should take  advantage of the  expertise and business  relationships  of the  Company's  directors  and officers, specifically that of the representatives of Yucaipa. Everest has not identified any proposed acquisition.  Mr. Maoz stated, however, that
            Everest  believes that  liquidation  preference of the holder of the
            Preferred  Stock was making the Company less attractive to potential strategic  partners  because it diminishes  the potential use of the cash on  hand  to  make  any  business  combination  possible,  make acquisitions  inclusive  of common  stock  less  viable and does not align the  interests  of the two classes of  existing  stockholders.
            Yucaipa did not enter into any  agreement  or  understanding  of any kind with  Everest.  Yucaipa did not object to Mr.  Maoz  presenting
            Everest's ideas to the Company's Board.

         o  From May 2006 until  February  2007, Mr. Maoz made courtesy calls to
            Yucaipa  representatives to inform Yucaipa of Everest's intention to seek Board representation and its proposed restructuring plan. While
            Yucaipa did not provide any specific comments on the terms of to the restructuring plan presented,  Yucaipa asked questions regarding the procedures for  implementing  the  restructuring  plan and Everest's views of the benefits  thereof.  At no such time did Everest have an agreement or understanding of any kind with Yucaipa. Yucaipa did not express  any  opinion as to whether  they will  support or object to
            Everest's  intention  to seek Board  representation  or the proposed restructuring plan.

         o  On October 26, 2006,  Mr. Maoz sent a letter to Yucaipa to formalize
            Everest's  views  on the  Company  including,  but not  limited  to, electing  new  directors,  aligning  the  compensation  costs of the
            Company,  and engaging in a financial  recapitalization  to make the
            Company more attractive to strategic partners.

                                      -6-

         o  On February 25, 2007,  Everest sent a letter and a draft  Memorandum of  Understanding  to both the  holder of  Yucaipa  and the  Company summarizing the terms Everest's  proposed  financial  restructuring.
            Everest  proposed that all outstanding  shares of Preferred Stock be converted  into that  number of  shares  of Common  Stock  such that
            Yucaipa will own 70% of the then outstanding shares of Common Stock.
            As a result,  the  stockholder  deficit would be eliminated  and the other stockholders would get 30% of whatever value remained with the
            Company,  making the Company more attractive to potential  strategic partners.  Yucaipa did not  express  any opinion as to whether  they will support or object to the proposals  embodied in the  Memorandum of Understanding.

         o  On March 27,  2007,  the  Company's  Board  sent a letter to Everest requesting it to reinforce  the purpose  behind  Everest's  proposed financial  restructuring  as  well as to  explain  the  benefits  of increasing the size of the Company's Board and appointing  Everest's representatives as directors.

         o  On April 17,  2007,  Everest  sent a response  letter to the Company expressing its  disappointment  of the Company's Board's response to the  recapitalization  proposal  of Everest.  Everest  stated in its letter that its proposed financial recapitalization would remove the structural  subordination  obstacles  posed by the  existence of the
            Preferred  Stock and provide  flexibility  for the Company to pursue business  acquisitions using cash and/or common stock.  Everest also stated that its  proposed  representatives  to the  Company's  Board would have  experience  in value  creation  that will  spearhead the efforts to return the Company to profitability  and growth prospects
            after  reviewing   appropriate  target  companies  for  acquisition.
            Everest  also stated that it would not  hesitate to take any and all
            action   required  if  it  cannot  come  to  a  mutually   agreeable
            restructuring in the best interest of all stockholders.  The Company did not accept Everest's proposals.

         o  On April 17, 2007,  we filed a Complaint  with Court of Chancery for the State of Delaware  against the  Company  and  demanded  that the
            Company hold an annual meeting of stockholders.

         o  On May 23,  2007,  the Court of  Chancery  for the State of Delaware
            entered  a  Stipulation  and  Order of Final  Judgment  wherein  the
            Company was required to announce an annual  meeting of  stockholders of the  Company no later  than June 25,  2007 to be held on July 19,
            2007.

         o  On June 12, 2007,  Everest  sent a nomination  letter to the Company nominating Elchanan Maoz and Meron Mann as directors of the Company.
            Everest also  submitted a  non-binding  proposal with respect to the
            Company engaging in a financing recapitalization.

         o  On June 20, 2007, the Company announced that it would hold an annual stockholders  meeting on July 19,  2007,  with a record date of June
            18, 2007.

                                      -7-

                                 PROPOSAL NO. 1

                              ELECTION OF DIRECTORS

      The Company's Board is currently  composed of seven directors,  with three directors  acting as  representatives  of the holder of the Preferred Stock (the
"Preferred  Stock  Directors").  Although the Company's Board is classified into
Classes I, II and III, with the term of each class of directors  expiring  every three years, the terms of all incumbent directors of the Company are expiring at the Annual Meeting since it has not held an annual meeting of stockholders since
2001.  Since  the  incumbent  directors  have not been  elected  by the  current composition of  stockholders  of the Company,  we believe that they do not truly represent the current stockholders' interests.

      We are seeking your support at the 2007 Annual  Meeting to elect  Elchanan
Maoz and Meron Mann  (together,  our  "Nominees")  as Class I  directors  of the
Company and the  candidates  who have been  nominated by the Company  EXCEPT FOR
Messrs.  Bartlett and Brown. Your vote to elect our Nominees will have the legal effect of replacing two incumbent directors of the Company with our Nominees. If elected,  our Nominees will represent a minority of the members of the Company's
Board and plan, if possible, to work with the director nominees of the holder of the Preferred Stock Directors,  to form a majority of the Company's Board. There can be no  assurance  that our  Nominees,  if  elected,  may be able to reach an understanding  with a majority  of the members of the  Company's  Board or could successfully implement the changes advocated in this proxy statement.

               THE CASE AGAINST THE ELECTION OF CERTAIN DIRECTORS

      We believe the election of our Nominees  represents the best means for the
Company's  stockholders to maximize the value of their Shares.  As a significant stockholder of the Company, we have a vested interest in maximizing  stockholder value.  If elected to the  Company's  Board,  our  Nominees  will use their best efforts to develop a strategic  plan that will include  minimizing the costs and restructuring  the Company's  financial  position to make it more  attractive to
strategic   partners  in  exploring  all  potential   alternatives  to  maximize
stockholder  value.  We believe that these  improvements  need to be implemented through a more proactive style of management and more of the  representation  of existing  stockholders,  the  persons  who have most to gain from the  Company's success.

      We  would  like to make it clear  that we are  engaging  in this  election contest as a last resort.  As discussed in further detail in the  "Background to
Solicitation",  we made numerous  efforts to enter into  meaningful  discussions with the  incumbent  Board of Directors  and  management to discuss our concerns with the Company.  At one point, we submitted a Memorandum of Understanding to a financial  restructuring  of the  Company,  after  informing  with the holder of
Preferred Stock of our proposal. While the holder of the Preferred Stock did not provide  any  specific  comments on the terms  specified  in the  Memorandum  of
Understanding,  the holder of  Preferred  Stock asked  questions  regarding  the procedures for  implementing the  restructuring  plan and Everest's views of the benefits thereof. At no such time did Everest have an agreement or understanding of any kind with the holder of the Preferred Stock.

      The material terms proposed by Everest in its Memorandum of  Understanding were (i) exchanging,  by the Company, of all its outstanding shares of Preferred
Stock for a number of shares of  Common  Stock  equal to 70% of the  issued  and outstanding  shares  of  Common  Stock (on a fully  diluted  basis) to  Yucaipa, immediately  after the proposed  financial  restructuring.  The other 30% of the issued and  outstanding  shares of Common  Stock shall be held by the holders of the  shares  of  Common  Stock  immediately  prior  to  the  proposed  financial restructuring and (ii) increasing the number of directors on the Company's Board and  electing  two  representatives  of  Everest  to the  Company's  Board.  The
Memorandum  of  Understanding  was  filed as  Exhibit  D to  Amendment  No. 4 to
Schedule 13D filed by Everest with the  Securities  and Exchange  Commission  on
February  27,  2007 and can be  accessed  through the  Securities  and  Exchange
Commission's website at WWW.SEC.GOV.

      The  Company's  Board  rejected  such a  proposal  but did not  offer  any alternative  strategic  proposal on how to  alleviate  the current  $8.6 million stockholder deficit.

      LACK OF STRATEGIC GOAL

      It is worth noting that the Company has not disclosed any concrete plan of operations in its annual reports for the immediately preceding five years except to say that the  Company's  Board  "continues  to consider  various  alternative courses of action for the  Company,  including  possibly  acquiring or combining

                                      -8-

with one or more operating  businesses." In addition, the Company also disclosed that it "cannot predict when the Directors will have developed a proposed course of action or whether any such course of action will be  successful."  We believe that the continuation of the Company in its current state is also leading to the destruction  of  stockholder  value since the  Company  ceased  active  business operations  more than six years ago and two years  since the Company has settled its  claim  against  McDonalds  Corporation.  The  Company  continues  to  incur significant and unnecessary  general and  administrative  costs and not once has the Company gone back to its stockholders and requested their  consideration or, at the very least, informed them, of a possible corporate  reorganization of the
Company.

      Based on the  Company's  periodic  report for the period  ended  March 31,
2007, the total assets of the Company is  approximately  $25.5 million and total liabilities is $34.1 million,  primarily as a result of its  obligations  due to the holder of the  Preferred  Stock,  leaving a total  stockholder's  deficit of
approximately  $8.6  million.   The  Preferred  Stock  also  has  a  liquidation
preference  over the Common  Stock.  If the Company was  liquidated on March 31,
2007, the Preferred Stock liquidation  preference would be $32.7 million,  which is $7.2  million more than the  Company's  total  assets of $25.5  million.  The
Company's  incumbent  Board  rejected  our  proposal  to engage the Company in a financial  recapitalization  by converting all of the shares of Preferred  Stock into shares of Common  Stock of the  Company.  The  recapitalization  would have minimized the stockholder's  deficit,  eliminated any liquidation preference and better positioned the Company to seek a strategic partner.  We have no assurance
that  the  holder  of  the   Preferred   Stock  would   support   the   proposed
recapitalization  or any other  recapitalization  of the  Company but we believe that it is in all  stockholders'  best  interest to align the  interests  of the
Preferred and Common Stockholders.  The Company has not provided any alternative to resolve the continued stockholder deficit.

      Our Nominees have  experience in value creation that we believe will be of most value in spearheading an effort to return the Company to profitability  and growth after reviewing appropriate target companies for acquisition.

      LEVEL OF COMPENSATION

      We are also  concerned  with the level of salaries  paid to the  Company's officers and  directors,  especially  in light of the fact that the Company is a non-operating entity without any operating revenues. In the past five years, the
Company's  only  source  of  assets  has been  the  settlement  of a  litigation involving the discontinued operations of the Company with McDonald's Corporation for approximately $24,500,000,  recorded in fiscal year ended December 31, 2004.
It is very  disconcerting  for us to note that during such time frame,  when the
Company  had no  operations  and  operating  revenues,  the Company has spent an aggregate  of  $20,625,000  in  general  and  administrative  expenses  for  the immediately  preceding  five fiscal  years (2002  through  2006),  or an average
$5,156,250  per year and 16% per year of its totals  assets as of  December  31,
2006,  most of  which  were  paid as  salaries  to its  management  and  current directors,  as  disclosed  in its  periodic  reports.  The  Company's  Board  is currently  composed  of seven  members,  including  the  three  Preferred  Stock
Directors.  Based on the Annual Report,  just for annual director  retainer fees alone,  the Company is expending  corporate  assets of a minimum of $350,000 per year.  If we add  the  base  salaries  paid  to two  employee  directors,  total
executive  and  director   salary  costs  jump  to  at  least   $1,050,000,   or
approximately  4% of the total assets of the Company as of December 31, 2006. It must be noted that based on the Annual  Report,  the Company paid  approximately
$560,332  and  $1,229,044  for director  fees and  reimbursement  and  executive compensation, respectively, for fiscal year ended December 31, 2006. Without any

                                       -9-

operating  units and clear plan of  operations,  together with the settlement of the Company's major litigation  proceedings,  we believe that the Company can do just as well with fewer directors and officers.

      We find these levels of compensation for a shell company without operating revenues to be  excessive.  We believe  that  executive  compensation  should be
linked  to  value  delivered  to  stockholders   and  that  a  public  company's
compensation  programs  should be designed to provide a correlation  between the amounts of work performed by the executive to the  satisfaction  of goals of the
Company.  Not only do we not see a correlation but also we have not received any report from the  Company's  Board or  management  of any  developments  in their effort in seeking strategic alternatives for the Company.

      The Company's Board has not acted on our requests for Board representation and lowering  compensation  of directors and officers.  The Board's  inaction to address our concerns  leads us to believe that  incumbent  directors who are not
Preferred Stock Directors and who control a majority of the Company's Board have a vested  interest to entrench  themselves  as  directors  of the Company due to excessive salaries and director compensation they receive.

      We share a common interest with all  stockholders  in enhancing  long-term performance and improving corporate  governance at the Company. We believe these changes can begin to be  implemented  with the  election of our  Nominees.  Once elected,  the Nominees  plan to work,  if  possible,  with the  Preferred  Stock
Directors  (although  we have no  agreements  and  understanding)  and allow the direct representatives of the stockholders to effect changes including,  but not limited to,  adjusting the  compensation  of the directors and management of the
Company and  effectuating  a financial  restructuring.  We believe these changes would  benefit  all  stockholders  of the  Company  by making the  Company  more attractive to strategic partners and maximizing the use of the Company's assets.

WE  STRONGLY  URGE YOU TO VOTE "FOR" THE  ELECTION  OF OUR  NOMINEES BY SIGNING,
DATING AND  RETURNING  YOUR GOLD PROXY CARD TODAY IN THE  ENCLOSED  POSTAGE-PAID
ENVELOPE.

THE NOMINEES

      The following  information  sets forth the name,  age,  business  address,
present  principal   occupation,   and  employment  and  material   occupations,
positions,  offices, or employments for more than the past five years of each of the Nominees.  This  information  has been furnished to Everest by the Nominees.
The Nominees are citizens of Israel.

      ELCHANAN  (NANI) MAOZ (AGE 40) has served as the Chairman of Everest Funds
LP, an investment  partnership  that he founded,  since 2000. From 1998 to 2000,
Mr.  Maoz  served as  manager  of the  General  Partner  to the Galil  Fund,  an investment  partnership.  From 1994 to 1998, Mr. Maoz held a number of different positions with Dovrat Shrem & Company  Investment  Management Ltd, an investment company,  including  chairman of Dovrat  Shrem  Enterprises  and board member of
Dovrat Shrem & Co.  Provident  Fund  Management.  Mr. Maoz serves on the Israeli
Board of the America Israel Friendship League and is a director of (i) Metro One
Telecommunications,   Inc.,  a  directory  assistance  and  information  service provider,  and (ii) a private software service provider.  A former member of the

                                      -10-

Israeli Army and the elite Special Forces,  Mr. Maoz holds a Bachelor of Science degree in Engineering with honors from King's College, University of London.

      MERON MANN (AGE 56) is currently  involved in the European  operations  of
Keter Plastic Ltd.,  Israel's largest plastics  company.  From 1978 to 2005, Mr.
Mann  was   involved  in  Teva   Pharmaceutical   Industries,   Ltd.,  a  global
pharmaceutical company, where he has served as Group Vice President Europe since
2002 and has been the President and CEO of Teva Pharmaceutical Europe B.V. since
2002. From 1990 to 2002, he served as President of Teva's Active Pharmaceuticals
Ingredients division and from April 2002 to August 2002, he served as GVP Global
Resources.  He  received  his M.Sc.  in  Industrial  Engineering  from the Haifa
Technion-The  Israel Institute of Technology in 1978 and his B.Sc. from Tel Aviv
University in 1976.

      For  information  regarding  transactions  during  the past  two  years of securities  of the Company by the  Nominees and the other  participants  in this
Proxy Solicitation, please see Schedule I.

      The  Nominees  will not receive any  compensation  from  Everest for their services as directors of the Company.  Other than as stated herein, there are no arrangements  or  understandings  between Everest and any of the Nominees or any other person or persons pursuant to which the nomination  described herein is to be made,  other  than the  consent by each of the  Nominees  to be named in this
Proxy  Statement and to serve as a director of the Company if elected as such at the Annual  Meeting.  No participant in this  solicitation is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the
Company or any of its subsidiaries in any material pending legal proceedings.

      We do not expect that our Nominees  will be unable to stand for  election, but,  in the event that such  persons are unable to serve or for good cause will not serve, the Shares  represented by the enclosed GOLD proxy card will be voted for  substitute  nominees,  to the  extent  this  is not  prohibited  under  the
Company's  Bylaws and  applicable  law.  In  addition,  we reserve  the right to nominate substitute persons if the Company makes or announces any changes to its
Bylaws or takes or announces any other action that has, or if consummated  would have,  the effect of  disqualifying  the  Nominees,  to the  extent  this is not prohibited  under the  Bylaws  and  applicable  law.  In any such  case,  Shares represented  by the enclosed  GOLD proxy card will be voted for such  substitute nominees.  We reserve the right to nominate  additional  persons,  to the extent this is not prohibited  under the Company's  Bylaws and  applicable  law, if the
Company  increases  the size of the  Company's  Board above its existing size or increases  the number of  directors  whose terms  expire at the Annual  Meeting.
Additional  nominations  made  pursuant to the  preceding  sentence  are without prejudice to our position that any attempt to increase the size of the Company's
Board or to  reconstitute  or  reconfigure  the  classes  on which  the  current directors serve constitutes an unlawful  manipulation of the Company's corporate machinery.

YOU ARE URGED TO VOTE FOR THE  ELECTION OF  EVEREST'S  DIRECTOR  NOMINEES ON THE
ENCLOSED GOLD PROXY CARD.

                                      -11-

                                 PROPOSAL NO. 2

                 EVEREST'S NON-BINDING RECAPITALIZATION PROPOSAL

      The Company's current capital structure consists of issued and outstanding
Common and Preferred  Stock.  We are seeking your support at the Annual  Meeting for our non-binding recapitalization proposal wherein all issued and outstanding shares of Preferred  Stock shall be converted into Common Stock.  As of the date hereof,  holders of the  Preferred  Stock  have a  liquidation  preference  that exceeds the  Company's  cash on hand.  We believe  that this  situation  creates differences in the  approaches on how to maximize the financial  interest in the
Company of the holder of the  Preferred  Stock and holders of the Common  Stock.
Your vote to support this proposal  would send a strong message to the Company's
Board  that  you  are  interested  in  aligning  the  interests  of  all  equity stockholders of the Company.

              THE CASE FOR A FINANCIAL RESTRUCTURING OF THE COMPANY

      We  believe  something  needs to be done in order to  salvage  stockholder value in the  Company.  Currently  the  Company is subject  to  significant  and unnecessary  general and  administrative  costs even  though the Company  ceased active  business  operations  more than six years ago.  Moreover,  the holder of
Preferred  Stock has a  liquidation  preference  that exceeds the  Company's net asset value, meaning any liquidation of the Company would result in a total loss of value to  holders of the Common  Stock.  In  addition,  the  Company  has not disclosed any concrete  plan of  operations in its public  filings over the past few years except to say that the Company's Board  "continues to consider various alternative courses of  action...including  possible acquiring or combining with one or more operating businesses."

      We  believe,  however,  that the  Company  CANNOT  pursue such a course of action because, as the Company is currently structured,  it is not in the holder of the  Preferred  Stock's  best  interest to approve a  transaction  that would significantly  diminish the Company's liquid assets,  thereby effectively wiping out Preferred Stock's  liquidation  preference.  Accordingly we believe the most viable way for the Company to preserve  stockholder  value is to restructure the capitalization  of the Company in such a way that would  eliminate the Preferred
Stock and their related  liquidation  preference  and align the interests of ALL stockholders  owning Common Stock. We believe the Proposed  Restructuring  would remove the  structural  subordination  obstacles  posed by the  existence of the
Preferred  Stock and  provide  flexibility  for the  Company to pursue  business acquisitions  using cash and/or  common stock and aligning the  interests of the holders of Common Stock and Preferred Stock. Although there is no assurance that a business  combination can be effectuated if the Company is  recapitalized,  of the exact terms  thereof,  or that the  Company,  if a business  combination  is effectuated,  will become  profitable,  we are  proposing,  for  approval at the
Annual Meeting, a non-binding  recapitalization  proposal wherein all issued and outstanding  shares of Preferred  Stock shall be converted into shares of Common
Stock.

      We have no assurance that the holders of the Preferred Stock would support the proposed  recapitalization or any other  recapitalization of the Company but we believe that it is in all stockholders'  best interest to align the interests of the Preferred and Common Stockholders.

      SHOW THE COMPANY'S  BOARD THAT YOU ARE INTERESTED IN ALIGNING THE INTEREST
OF ALL  STOCKHOLDERS  OF THE  COMPANY.  VOTE  FOR OUR  RECOMMENDATION  THAT  THE
COMPANY'S BOARD APPROVE A PROPOSAL TO RECAPITALIZE THE COMPANY.

                                      -12-

      We initially  submitted our proposal to the Company's Board and the holder of the Preferred  Stock in February 25, 2007.  However,  on March 27, 2007,  the
Company's Board gave an unfavorable  response to our proposal and requested more justification.  In April 17, 2007,  we sent a letter to the  Company's  Board to reinforce our argument for the financial recapitalization and for representation on the  Company's  Board.  We again  explained the situation and stated that the recapitalization  proposal was in the best interest of all stockholders and that the Company,  as it is currently  structured,  is slowly destroying  stockholder value.  We stated in our letter  that our  proposed  financial  recapitalization would remove the structural  subordination  obstacles  posed by the existence of the Preferred  Stock and provide  flexibility for the Company to pursue business acquisitions  using cash and/or common  stock.  We also stated that our proposed representatives  to the Company's  Board would have experience in value creation that will  spearhead  the  efforts to return the  Company to  profitability  and growth prospects after reviewing  appropriate  target companies for acquisition.
We also stated that we would not hesitate to take any and all action required if we cannot come to a mutually agreeable restructuring in the best interest of all stockholders.

      The Company did not accept our proposals.  Such  resistance on the part of the  Company's  Board to the plight of holders of the Common Stock has forced us to take our proposal directly to you, the stockholders.

      SHOW THE COMPANY'S BOARD THAT YOU WILL NOT TOLERATE THEIR  INDIFFERENCE TO
THE PLIGHT OF STOCKHOLDERS. VOTE FOR EVEREST'S RECOMMENDATION THAT THE COMPANY'S
BOARD APPROVE A PROPOSAL TO RECAPITALIZE THE COMPANY.

      Our non-binding proposal is that, upon approval by the Company's Board and the holders of the Shares, all the issued and outstanding  Preferred Stock shall be converted into Common Stock equal to 70% of the issued and outstanding shares of the Company.  The  remaining 30% of the issued and  outstanding  Common Stock shall be distributed pro-rata to the existing  stockholders of the Company based on their percentage  ownership of Common Stock  immediately  prior the financial recapitalization.

      The non-binding proposal is as follows:

            RESOLVED,  that the  stockholders of the Company  recommend that the
      Company's  Board of Directors (i) approve a proposal to convert all issued and  outstanding  shares  of Series  A1  Senior  Cumulative  Participating
      Convertible  Preferred Stock of the Company (the  "Preferred  Stock") into that  number  of  shares of Common  Stock,  $.01 par  value  (the  "Common
      Stock"),  equal to 70% of the resulting  issued and outstanding  shares of the  Common  Stock and (ii)  submit  such  proposal  for  approval  by the
      Company's  holders of Common Stock and Preferred Stock,  voting separately and as a group,  in the form of an amendment to the Company's  Certificate of Incorporation,  as required by the Delaware General Corporation Law and the  Company's  Certificate  of  Incorporation,  at a special  meeting  of stockholders of the Company to be held as soon as practicable.

                                      -13-

      To effectuate the proposed  financial  restructuring,  the Company's Board after the  Annual  Meeting  needs to approve  the  following  amendments  to the
Company's Certificate of Incorporation to accomplish the following:

      (i)      increase the number of shares of Common Stock from  50,000,000 to at least 100,000,000; and

      (ii)     concurrently  exchange  all  issued  and  outstanding  shares  of
               Preferred  Stock into that  number of shares  equal to 70% of the issued and  outstanding  shares of Common Stock and eliminate the right,  preferences,  designation  and  powers  of the  shares of
               Preferred Stock.

      Once the amendments  described above are approved by the Company's  Board, the Company's  Board would need to call a special meeting of stockholders of the
Company and present such amendments for approval by the holders of a majority of the outstanding  Preferred Stock,  voting as a separate class, and a majority of the holders of Common Stock and Preferred  Stock as a group (with the holders of
Preferred  Stock  voting on as converted  basis).  If  approved,  the  financial recapitalization  will be in effect by filing the  amendments  to the  Company's
Certificate  of  Incorporation  with the Office of the Secretary of the State of the State of Delaware.

      WE STRONGLY URGE YOU TO VOTE "FOR" THE RECAPITALIZATION  RECOMMENDATION BY
SIGNING,  DATING  AND  RETURNING  YOUR GOLD  PROXY  CARD  TODAY IN THE  ENCLOSED
POSTAGE-PAID ENVELOPE.

                                      -14-

VOTING AND PROXY PROCEDURES

      Only  stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Each share of Common Stock is entitled to one vote.  Each share of Preferred  Stock is entitled to one vote for each share of Common Stock issuable upon  conversion of such share of Preferred Stock as of the Record Date. Stockholders who sell Shares before the Record Date (or acquire them  without  voting  rights  after the Record  Date) may not vote such Shares.
Stockholders  of record on the Record Date will retain  their  voting  rights in connection  with the  Annual  Meeting  even if they sell such  Shares  after the
Record Date. Based on publicly available  information,  we believe that the only outstanding  classes of securities of the Company entitled to vote at the Annual
Meeting are its shares of Common Stock and Preferred Stock.

      Shares  represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions,  will be voted "FOR" the election of our Nominees to the  Company's  Board,  "FOR" the
candidates who have been  nominated by the Company  EXCEPT FOR Messrs.  Bartlett and Brown,  "FOR" the  Recapitalization  Recommendation and in the discretion of the persons  named as proxies on all other  matters as may properly  come before the Annual Meeting.

      According to the Company's  proxy  statement for the Annual  Meeting,  the
Company's  Board intends to nominate seven  candidates for election as directors at the Annual Meeting.  This Proxy Statement is soliciting  proxies to elect our
Nominees and the  candidates  who have been  nominated by the Company EXCEPT FOR
Messrs.  Bartlett and Brown.  This gives  stockholders  who wish to vote for our
Nominees  and such other  persons the ability to do so. Under  applicable  proxy rules we are required  either to solicit  proxies only for our  Nominees,  which could result in limiting the ability of  stockholders  to fully  exercise  their voting  rights with  respect to the  Company's  nominees,  or to solicit for our
Nominees  and for fewer  than all of the  Company's  nominees,  which  enables a stockholder  who desires to vote for our  Nominees to also vote for those of the
Company's nominees for whom we are soliciting  proxies.  The names,  backgrounds and qualifications of the Company's nominees,  and other information about them, can be found in the Company's proxy statement. There is no assurance that any of the Company's nominees will serve as directors if our Nominees are elected.

QUORUM

      In order to conduct any business at the Annual  Meeting,  a quorum must be present  in person or  represented  by valid  proxies.  A quorum  consists  of a majority in interest of the Shares  issued and  outstanding  on the Record Date.
All Shares that are voted "FOR",  "AGAINST" or "ABSTAIN"  (or  "WITHHOLD" in the case of  election  of  directors)  on any  matter  will  count for  purposes  of establishing  a quorum  and will be treated  as Shares  entitled  to vote at the
Annual Meeting (the "Votes Present").

VOTES REQUIRED FOR APPROVAL

      ELECTION OF  DIRECTORS.  A plurality of the total votes cast by holders of the Shares for the Nominees is required  for the  election of directors  and the seven nominees who receive the most votes will be elected  (assuming a quorum is present).  A vote to "WITHHOLD" for any nominee for director will be counted for

                                      -15-

purposes of determining the Votes Present,  but will have no other effect on the outcome of the vote on the election of directors.  A  stockholder  may cast such votes for the Nominees  either by so marking the ballot at the Annual Meeting or by specific  voting  instructions  sent with a signed proxy to either Everest in care of MacKenzie Partners,  Inc., at the address set forth on the back cover of this  Proxy  Statement  or to the  Company  at 5200 W.  Century  Boulevard,  Los
Angeles, California 90045 or any other address provided by the Company.

      APPROVAL OF THE RECAPITALIZATION  RECOMMENDATION.  The affirmative vote of the  holders of a majority  of the Shares  present in person or  represented  by proxy  at the  Annual  Meeting  is  required  to  approve  the  Recapitalization
Recommendation.

      EVEREST  HAS  NO  AGREEMENT  OR  UNDERSTANDING  THAT  THE  HOLDERS  OF THE
PREFERRED  STOCK WOULD SUPPORT THE PROPOSED  FINANCIAL  RECAPITALIZATION  OR ANY
OTHER RECAPITALIZATION OF THE COMPANY.

ABSTENTIONS

      Abstentions  will count as Votes  Present for the  purpose of  determining whether a quorum is  present.  Abstentions  will not be counted as votes cast in
the  election  of  directors  or  for  the  approval  of  the   Recapitalization
Recommendation.

DISCRETIONARY VOTING

      Shares  held in  "street  name" and held of record  by banks,  brokers  or nominees  may not be  voted  by such  banks,  brokers  or  nominees  unless  the beneficial owners of such Shares provide them with instructions on how to vote.

REVOCATION OF PROXIES

      Stockholders  of the Company may revoke their proxies at any time prior to exercise  by  attending  the  Annual  Meeting  and  voting in  person  (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of  revocation.  The delivery of a
subsequently   dated  proxy  which  is  properly  completed  will  constitute  a revocation of any earlier proxy.  The revocation may be delivered  either to the
Company in care of  MacKenzie  Partners,  Inc.,  at the address set forth on the back  cover  of this  Proxy  Statement  or to the  Company  at  5200 W.  Century
Boulevard,  Los Angeles,  California  90045 or any other address provided by the
Company.  Although a revocation  is  effective  if delivered to the Company,  we request that either the original or  photostatic  copies of all  revocations  be mailed to Everest in care of MacKenzie  Partners,  Inc. at the address set forth on the  back  cover  of this  Proxy  Statement  so that we will be  aware of all revocations  and can more  accurately  determine  if and when  proxies have been received  from the  holders  of record on the Record  Date of a majority  of the outstanding  Shares.  Additionally,  MacKenzie  Partners,  Inc.,  may  use  this information to contact  stockholders  who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE  COMPANY'S  BOARD OR
FOR THE APPROVAL OF THE RECAPITALIZATION  RECOMMENDATION,  PLEASE SIGN, DATE AND
RETURN  PROMPTLY  THE  ENCLOSED  GOLD  PROXY CARD IN THE  POSTAGE-PAID  ENVELOPE
PROVIDED.

                                      -16-

                             SOLICITATION OF PROXIES

      The solicitation of proxies pursuant to this Proxy Statement is being made by the  members of the  Group.  Proxies  may be  solicited  by mail,  facsimile, telephone, telegraph, Internet, in person and by advertisements.

      Everest has entered into an agreement with MacKenzie  Partners,  Inc., for solicitation  and advisory  services in connection with this  solicitation,  for which  MacKenzie  Partners,  Inc.,  will  receive a fee not to  exceed  $20,000, together with reimbursement for its reasonable  out-of-pocket expenses, and will be indemnified  against  certain  liabilities  and expenses,  including  certain liabilities under the federal securities laws.  MacKenzie  Partners,  Inc., will solicit  proxies  from  individuals,  brokers,  banks,  bank  nominees and other institutional  holders.  We have  requested  banks,  brokerage  houses and other custodians,  nominees and fiduciaries to forward all  solicitation  materials to the beneficial owners of the Shares they hold of record. We will reimburse these record holders for their  reasonable  out-of-pocket  expenses in so doing. It is anticipated that MacKenzie Partners,  Inc., will employ approximately 25 persons to solicit the Company's stockholders for the Annual Meeting.

      The  entire  expense  of  soliciting  proxies  is being  borne by  Everest pursuant to the terms of the Joint Filing and Solicitation Agreement (as defined below).  Costs of this  solicitation  of proxies are  currently  estimated to be approximately  $70,000.  Everest  estimates  that through the date  hereof,  its expenses in connection with this solicitation are approximately $30,000. Everest intends to seek  reimbursement  from the  Company of all  expenses  incurred  in connection with the  solicitation of proxies for the election of the Nominees to the Company's Board at the Annual Meeting. Everest does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

                                      -17-

                          OTHER PARTICIPANT INFORMATION

      Each member of the Group is a participant in this  solicitation.  Elchanan
Maoz is the  chairman of Everest.  MEFM is the general  partner of Everest.  The principal business of Everest is investing in securities. The principal business of MEFM is acting as the general partner of Everest. The principal occupation of
Elchanan  Maoz is investing in  securities.  The principal  business  address of
Everest, MEFM and Elchanan Maoz is Platinum House, 21 Ha'arba'a Street, Tel Aviv
64739 Israel. As of the date hereof,  Everest directly owned 2,158,732 shares of
Common Stock.  MEFM, as the general partner of Everest,  may be deemed to be the beneficial  owner of the  securities  owned by Everest.  Elchanan  Maoz,  as the chairman of Everest  with the power to exercise  investment  discretion,  may be deemed to be the beneficial owner of the securities owned by Everest. The Common
Stock owned by Everest was purchased with Everest's working capital.  Currently,
Meron Mann does not directly own any Shares.  Each of the  participants  in this solicitation,  as members of a "group" for the  purposes of Section  13(d)(3) of the  Securities  Exchange Act of 1934, as amended,  is deemed to be a beneficial owner of all 2,158,732 Shares owned by Everest. Each of the participants in this solicitation  disclaims  beneficial  ownership  of Shares that he or it does not directly own. For information regarding purchases and sales of securities of the
Company during the past two years by the participants in this solicitation,  see
Schedule I.

      On June 6, 2007,  the members of the Group entered into a Joint Filing and
Solicitation  Agreement in which,  among other things, (a) the parties agreed to the joint  filing on behalf of each of them of  statements  on Schedule 13D with respect to the securities of the Issuer, (b) the parties agreed to vote in favor of the election of the Nominees and to solicit  proxies or written  consents for the election of the Nominees, or any other person(s) nominated by Everest at the
Annual  Meeting (the  "Solicitation"),  (c) Everest agreed to indemnify and hold each of Messrs.  Maoz and Mann  harmless  from and against any and all claims of any  nature,  whenever  brought,  arising  from such  Nominee's  nomination  for election as director  of the Issuer and from the  Solicitation,  and (d) Everest agreed to bear all expenses incurred in connection with the Group's  activities, including  approved  expenses  incurred by any of the parties in connection with the Solicitation, subject to certain limitations.

      Except as set  forth in this  Proxy  Statement  (including  the  Schedules hereto),  (i) during the past 10 years, no participant in this  solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);  (ii) no participant in this solicitation  directly or indirectly beneficially  owns any  securities of the Company;  (iii) no participant in this solicitation  owns any  securities  of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any  securities  of the  Company  during the past two years;  (v) no part of the purchase  price or market value of the  securities  of the Company  owned by any participant in this  solicitation  is represented by funds borrowed or otherwise obtained  for the  purpose of  acquiring  or holding  such  securities;  (vi) no participant in this solicitation is, or within the past year was, a party to any contract,  arrangements  or  understandings  with any person with respect to any securities of the Company,  including,  but not limited to, joint ventures, loan or option arrangements,  puts or calls, guarantees against loss or guarantees of profit,  division of losses or profits, or the giving or withholding of proxies;
(vii) no associate of any participant in this  solicitation  owns  beneficially, directly or indirectly,  any securities of the Company; (viii) no participant in this solicitation owns beneficially,  directly or indirectly,  any securities of
any  parent  or  subsidiary  of  the  Company;   (ix)  no  participant  in  this

                                      -18-

solicitation  or any of his/its  associates was a party to any  transaction,  or series of similar transactions, since the beginning of the Company's last fiscal year, or is a party to any currently proposed transaction,  or series of similar transactions,  to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his/its  associates has any arrangement or  understanding with any person  with  respect to any future  employment  by the  Company or its affiliates,  or with respect to any future  transactions to which the Company or any of its affiliates will or may be a party; and (xi) no person,  including the participants  in  this  solicitation,  who  is a  party  to  an  arrangement  or understanding  pursuant to which the  Nominees  are proposed to be elected has a substantial  interest,  direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting.

                    OTHER MATTERS AND ADDITIONAL INFORMATION

OTHER MATTERS

      Everest  is unaware of any other  matters to be  considered  at the Annual
Meeting.  However,  should  other  matters,  which  Everest  is not  aware  of a reasonable time before this solicitation,  be brought before the Annual Meeting, the persons  named as proxies on the enclosed  GOLD proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

      Any  stockholder  who wishes to present a proposal  for action at the 2008
Annual Meeting of Stockholders  and who wishes to have it set forth in the proxy statement  and  identified  in the form of proxy  prepared by the Company,  must deliver  such  proposal to the  Company at its  principal  executive  offices no earlier than December 27, 2007 and no later than January 26, 2008, and must meet the  other  requirements  for  inclusion  set  forth  in Rule  14a-8  under  the
Securities  Exchange Act of 1934,  as amended.  If a  stockholder  who wishes to present a  proposal  fails to notify  the  Company  by  January  26,  2008,  the stockholder  would not be entitled to present the proposal at the  meeting.  If, however,  notwithstanding  the  requirements of the By-Laws of the Company,  the proposal  is brought  before the  meeting,  then under the SEC's proxy rules the proxies  solicited  by  management  with  respect to the 2008 Annual  Meeting of
Stockholders  will confer  discretionary  voting  authority  with respect to the stockholder's  proposal  on the  persons  selected  by  management  to vote  the proxies.  If a stockholder  makes a timely  notification,  the proxies may still exercise discretionary voting authority under circumstances  consistent with the
SEC's proxy rules.

      The  information  set forth above  regarding the procedures for submitting stockholder  proposals for  consideration  at Company's  2008 annual  meeting of stockholders is based on information contained in the Company's proxy statement.
The  incorporation  of this  information in this Proxy  Statement  should not be construed  as an  admission  by us that  such  procedures  are  legal,  valid or binding.

INCORPORATION BY REFERENCE

      WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN  DISCLOSURE  REQUIRED BY
APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY'S  PROXY STATEMENT
RELATING TO THE ANNUAL MEETING.  THIS  DISCLOSURE IS EXPECTED TO INCLUDE,  AMONG
OTHER  THINGS,  CURRENT  BIOGRAPHICAL   INFORMATION  ON  THE  COMPANY'S  CURRENT
DIRECTORS,  INFORMATION CONCERNING EXECUTIVE  COMPENSATION,  AND OTHER IMPORTANT
INFORMATION. ALTHOUGH WE DO NOT HAVE ANY KNOWLEDGE INDICATING THAT ANY STATEMENT
MADE BY US HEREIN IS UNTRUE, WE DO NOT TAKE ANY  RESPONSIBILITY FOR THE ACCURACY
OR

                                      -19-

COMPLETENESS OF STATEMENTS TAKEN FROM PUBLIC DOCUMENTS AND RECORDS THAT WERE NOT
PREPARED  BY OR ON OUR  BEHALF,  OR FOR ANY  FAILURE BY THE  COMPANY TO DISCLOSE
EVENTS THAT MAY AFFECT THE  SIGNIFICANCE  OR ACCURACY OF SUCH  INFORMATION.  SEE
SCHEDULE II FOR INFORMATION  REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5%
OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF
THE COMPANY.

      The information  concerning the Company  contained in this Proxy Statement and the  Schedules  attached  hereto  has been  taken  from,  or is based  upon, publicly available information.

                                    EVEREST SPECIAL SITUATIONS FUND L.P.

                                    July 5, 2007

                                      -20-

                                   SCHEDULE I

                    TRANSACTIONS IN SECURITIES OF THE COMPANY
                            DURING THE PAST TWO YEARS

     Transaction           Quantity              Date              Price ($)
     -----------           --------              ----              ---------

                      Everest Special Situations Fund L.P.
                      -------------------------------------

         Buy             200,000               02/21/06             0.2500
         Buy             300,000               02/22/06             0.2500
         Buy             250,000               02/23/06             0.2500
         Buy             580,000               02/27/06             0.2500
         Buy               5,000               03/01/06             0.3000
         Buy              15,000               03/01/06             0.3000
         Buy              95,000               03/02/06             0.3500
         Buy               5,000               03/03/06             0.4300
         Buy               7,500               03/03/06             0.4300
         Buy              10,000               03/03/06             0.4300
         Buy              17,500               03/03/06             0.4429
         Buy              22,000               03/03/06             0.4377
         Buy              40,000               03/14/06             0.4038
         Buy              40,000               03/15/06             0.4200
         Buy              25,000               03/16/06             0.4420
         Buy               5,000               03/24/06             0.4600
         Buy               5,000               03/27/06             0.4700
         Buy              25,000               03/29/06             0.5040
         Buy              85,000               06/28/06             0.3694
         Buy               6,945               07/31/06             0.4500
         Buy              75,000               09/12/06             0.3100
         Buy               5,000               09/28/06             0.3300
         Buy              25,000               09/29/06             0.3400
         Buy               8,287               10/23/06             0.3400
         Buy             150,000               11/08/06             0.3050
         Buy              20,000               03/21/07             0.3800
         Buy               1,500               03/22/07             0.3900
         Buy              10,000               04/04/07             0.3800
         Buy              10,000               04/05/07             0.3700
         Buy              20,000               04/26/07             0.3975
         Buy              25,000               04/27/07             0.4000
         Buy               5,000               04/30/07             0.4000
         Buy              35,000               06/12/07             0.4000
         Buy              30,000               06/13/07             0.4000

                        Maoz Everest Fund Management Ltd.
                        ---------------------------------
                                      None

                                      I-1

                                   Meron Mann
                                   ----------
                                      None

                                  Elchanan Maoz
                                  -------------
                                      None

                                      I-2

                                   SCHEDULE II

    THE FOLLOWING TABLE IS REPRINTED FROM THE COMPANY'S PROXY STATEMENT FILED
          WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 20, 2007
                       [EXCEPT WHERE SPECIFICALLY NOTED]

               STOCK OWNERSHIP OF PRINCIPAL OWNERS AND MANAGEMENT

      The  following  table sets  forth,  as of June 18,  2007,  the  beneficial ownership  of shares of the  Company's  Common  stock,  $.01 par value  ("Common
Stock"),  by each  director  and each  executive  officer  named in the  Summary
Compensation  Table and each person  known to the  Company to be the  beneficial owner of more than five percent (5%) of its outstanding  shares of Common Stock, and by the Directors and executive officers of the Company as a group.

                                         Amount & Nature
                                          of Beneficial
Name and Address (1)                      Ownership (2)        % of Class
Allan I. Brown (3)                          1,133,023              6.8%

Joseph W. Bartlett (4)                         85,000                 *

J. Anthony Kouba (5)                           60,000                 *

Greg Mays(6)                                   10,000                 *

Erika Paulson                                      --                 -

Ira Tochner                                        --                 -

Terrence Wallock (7)                            5,000                 *

Directors and all Executive Officers        1,288,023              7.7%
as a Group (8)

Yucaipa and affiliates (9)(10)              4,021,320             19.4%
Overseas Toys, L.P.
OA3, LLC
Multi-Accounts, LLC
Ronald W. Burkle

Everest Special Situations Fund L.P.(11)    2,158,732         12.9%(15)
Maoz Everest Fund Management Ltd.
Elchanan Maoz
Platinum House
21 H' arba' a Street
Tel Aviv 64739 Israel

Patrick D. Brady                            1,187,414              7.1%

Hazelton Capital Limited (11)(12)           1,130,537              6.8%
28 Hazelton Avenue
Toronto, Ontario Canada M5R 2E2

                                      II-1

Eric Stanton(11)(12)(13)                    1,123,023              6.7%
39 Gloucester Road
6th Floor
Wanchai
Hong Kong

Gregory P. Shlopak(11)(12)(14)              1,064,900              6.4%
63 Main Street
Gloucester, MA 01930

H. Ty Warner (11)(12)                         975,610              5.9%
P.O. Box 5377
Oak Brook, IL 60522
------------

* Less than one percent (1%)
(1)   The address for all  directors  and  executive  officers is the  corporate address.
(2)   The number of shares  beneficially owned by each stockholder is determined in accordance with the rules of the Securities and Exchange Commission and is not  necessarily  indicative  of  beneficial  ownership  for any  other purpose. Under these rules,  beneficial ownership includes those shares of common stock that the  stockholder has sole or shared voting or investment power and any shares of common stock that the  stockholder  has a right to acquire  within  sixty (60) days after  December  31,  2006,  through  the exercise of any option, warrant or other right including the conversion of the series A preferred stock. The percentage  ownership of the outstanding common stock,  however, is based on the assumption,  expressly required by the rules of the Securities and Exchange Commission,  that only the person or  entity  whose  ownership  is being  reported  has  converted  options, warrants  or other  rights  into  shares of  common  stock  including  the conversion of the series A preferred stock.
(3)   Includes  20,000 shares  issuable  pursuant to stock  options  exercisable within 60 days of December 31, 2006. Mr. Brown has the sole power to vote, or to direct the vote of, and the sole power to dispose,  or to direct the disposition of,  1,113,023 shares of common stock. Mr. Brown is party to a
      Voting Agreement, dated September 1, 1999, with Yucaipa, Patrick D. Brady,
      Gregory P. Shlopak, the Shlopak Foundation, Cyrk International Foundation,
      and the Eric  Stanton  Self-Declaration  of Revocable  Trust,  pursuant to which  Messrs.  Brady,  Brown,  Shlopak,  and  Stanton and the trusts have agreed to vote in favor of certain  nominees  of Yucaipa to the  Company's
      Board of Directors.  Mr. Brown expressly disclaims beneficial ownership of any shares except for the 1,133,023  shares as to which he possesses  sole voting and dispositive power.
(4)   The 85,000  shares are  issuable  pursuant  to stock  options  exercisable within 60 days of December 31, 2006.
(5)   The 60,000  shares are  issuable  pursuant  to stock  options  exercisable within 60 days of December 31, 2006.
(6)   The 10,000  shares are  issuable  pursuant  to stock  options  exercisable within 60 days of December 31, 2006.
(7)   The 5,000 shares are issuable pursuant to stock options exercisable within
      60 days of December 31, 2006.

                                      II-2

(8)   Includes a total of 180,000 stock options  exercisable within 60 days of
      December 31, 2006.
(9)   Represents  shares of common  stock  issuable  upon  conversion  of 32,564 shares of  outstanding  series A preferred  stock and  accrued  dividends.
      Percentage  based on common stock  outstanding,  plus all such convertible shares.  Overseas Toys,  L.P. is an affiliate of Yucaipa and is the holder of record of all the  outstanding  shares  of  series A  preferred  stock.
      Multi-Accounts,  LLC is the sole general  partner of Overseas Toys,  L.P., and OA3, LLC is the sole managing member of Multi-Accounts, LLC. Ronald W.
      Burkle is the sole  managing  member of OA3,  LLC.  The address of each of
      Overseas Toys, L.P.,  Multi-Accounts,  LLC, OA3, LLC, and Ronald W. Burkle
      is 9130 West Sunset Boulevard,  Los Angeles,  California  90069.  Overseas
      Toys, L.P. is party to a Voting  Agreement,  dated September 1, 1999, with
      Patrick  D.  Brady,  Allan I.  Brown,  Gregory  P.  Shlopak,  the  Shlopak
      Foundation,   Cyrk   International   Foundation,   and  the  Eric  Stanton
      Self-Declaration  of Revocable  Trust,  pursuant to which  Overseas  Toys,
      L.P., Multi-Accounts, LLC, OA3, LLC, and Ronald W. Burkle may be deemed to have shared voting power over 8,233,616 shares for the purpose of election of certain  nominees of Yucaipa to the Company's  Board of Directors,  and
      may be deemed to be  members  of a "group"  for the  purposes  of  Section
      13(d)(3) of the  Securities  Exchange  Act of 1934,  as amended.  Overseas
      Toys,  L.P.,  Multi-Accounts,  LLC, OA3, LLC and Ronald W. Burkle disclaim beneficial ownership of any shares, except for the shares as to which they possess sole dispositive and voting power.
(10)  Based on 20,620,396  shares of common stock  outstanding and issuable upon conversion of 32,564 shares of  outstanding  series A preferred  stock and accrued dividends as of December 31, 2006.
(11)  Based on 16,673,193  shares of common stock outstanding as of December 31,
      2006.
(12)  The  information  concerning  these holders is based solely on information contained in filings pursuant to the Securities Exchange Act of 1934.
(13)  Eric Stanton, as trustee of the Eric Stanton Self-Declaration of Revocable
      Trust,  has the sole power to vote, or to direct the vote of, and the sole power to dispose,  or to direct the disposition of, 1,123,023 shares.  Mr.
      Stanton,  as trustee of the Eric  Stanton  Self-Declaration  of  Revocable
      Trust,  is a party to a Voting  Agreement,  dated  September 1, 1999, with
      Yucaipa and Patrick D. Brady,  Allan I.  Brown,  Gregory P.  Shlopak,  the
      Shlopak  Foundation  Trust,  and the Cyrk  International  Foundation Trust
      pursuant  to which  Messrs.  Brady,  Brown,  Shlopak,  and Stanton and the
      trusts have agreed to vote in favor of certain  nominees of Yucaipa to the
      Company's Board of Directors.  Mr. Stanton expressly disclaims  beneficial ownership  of any shares  except for the  1,123,023  shares as to which he possesses sole voting and dispositive power.
(14)  The  information  concerning  this holder is based  solely on  information contained in filings Mr. Shlopak has made with the Securities and Exchange
      Commission pursuant to Sections 13(d) and 13(g) of the Securities Exchange
      Act of  1934,  as  amended.  Includes  84,401  shares  held  by a  private charitable foundation as to which Mr. Shlopak, as trustee, has sole voting and dispositive power. Mr. Shlopak is a party to a Voting Agreement, dated
      September 1, 1999,  with Yucaipa,  Patrick D. Brady,  Allan I. Brown,  the
      Shlopak Foundation,  Cyrk International  Foundation,  and the Eric Stanton
      Self-Declaration  of Revocable  Trust,  pursuant to which  Messrs.  Brady,
      Brown, Shlopak, and Stanton and the trusts have agreed to vote in favor of

                                      II-3

      certain  nominees  of Yucaipa to the  Company's  Board of  Directors.  Mr.
      Shlopak expressly disclaims  beneficial ownership of any shares except for the 1,064,900  shares as to which he possesses sole voting and dispositive power.
(15)  Based on Everest Special  Situations Fund, L.P. Schedule 13D Amendment No.
      6 filed with the Securities and Exchange Commission on June 14, 2007.

                                      II-4

                                    IMPORTANT

      Tell your Board what you think! Your vote is important. No matter how many
Shares you own,  please give Everest your proxy FOR the election of its Nominees and for the ... by taking three steps:

   o  SIGNING the enclosed GOLD proxy card,

   o  DATING the enclosed GOLD proxy card, and

   o  MAILING the enclosed GOLD proxy card TODAY in the envelope  provided (no postage is required if mailed in the United States).

      IF ANY OF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK
NOMINEE OR OTHER INSTITUTION, ONLY IT CAN VOTE SUCH SHARES AND ONLY UPON RECEIPT
OF YOUR SPECIFIC INSTRUCTIONS.  Depending upon your broker or custodian, you may be able to vote either by toll-free  telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed GOLD voting form.

      If you have any questions or require any additional information concerning this Proxy Statement, please contact MacKenzie Partners, Inc. at the address set forth below.

--------------------------------------------------------------------------------

             If you have any questions regarding your proxy, or need
                 assistance in voting your Shares, please call:

                            MACKENZIE PARTNERS, INC.
                               105 Madison Avenue
                               New York, NY 10016

                         Call Toll-Free: 1-800-322-2885
                       E-Mail: proxy@MacKenziepartners.com

--------------------------------------------------------------------------------

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                               DATED JULY 5, 2007

GOLD PROXY CARD

                              SIMON WORLDWIDE, INC.

                       2007 ANNUAL MEETING OF STOCKHOLDERS

    THIS PROXY IS SOLICITED ON BEHALF OF EVEREST SPECIAL SITUATIONS FUND L.P.

                 THE BOARD OF DIRECTORS OF SIMON WORLDWIDE, INC.
                          IS NOT SOLICITING THIS PROXY

                                    P R O X Y

The undersigned  appoints  Elchanan Maoz,  attorney and agent with full power of substitution  to vote  all  shares  of  stock  of  Simon  Worldwide,  Inc.  (the
"Company") which the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders of the Company scheduled to be held at the
Los Angeles Airport  Marriott  Hotel,  5855 W. Century  Boulevard,  Los Angeles,
California,  on July 19, 2007,  at 10:00 a.m.  (local  time),  and including any adjournments or postponements  thereof and at any meeting called in lieu thereof
(the "Annual Meeting").

The undersigned  hereby revokes any other proxy or proxies  heretofore  given to vote or act with  respect  to the  shares  of stock of the  Company  held by the undersigned,  and hereby  ratifies  and  confirms  all  action the herein  named attorneys and proxies,  their  substitutes,  or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes  with respect to any other  matters as may properly  come before the
Annual  Meeting  that are  unknown  to  Everest  Special  Situations  Fund  L.P.
("Everest") a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED  WITH RESPECT TO ANY PROPOSAL ON THE REVERSE,  THIS
PROXY WILL BE VOTED "FOR" SUCH PROPOSAL.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

         IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

                   CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GOLD PROXY CARD

EVEREST  RECOMMENDS A VOTE "FOR" EACH OF ITS NOMINEES LISTED IN PROPOSAL NO. 1
AND "FOR" PROPOSAL NO. 2.

IN THE EVENT THAT ANY OF EVEREST'S  NOMINEES LISTED BELOW ARE UNABLE TO SERVE OR
FOR GOOD CAUSE WILL NOT SERVE AS NOMINEES,  THE SHARES REPRESENTED BY THIS PROXY
CARD WILL BE VOTED FOR A SUBSTITUTE NOMINEE DESIGNATED BY EVEREST.

[X] PLEASE MARK VOTE AS IN THIS EXAMPLE

1.    APPROVAL OF EVEREST'S PROPOSAL TO ELECT DIRECTORS:

                                                    WITHHOLD
                                                  AUTHORITY TO      FOR ALL
                                     FOR ALL      VOTE FOR ALL      NOMINEES
                                     NOMINEES       NOMINEES         EXCEPT

      Everest Nominees:
               Elchanan Maoz           [ ]             [ ]            [ ]
               Meron Mann

EVEREST INTENDS TO USE THIS PROXY TO VOTE (I) "FOR" ELCHANAN MAOZ AND MERON MANN
AS CLASS I DIRECTORS TO SERVE FOR A TWO-YEAR TERM AND (II) "FOR" THE  CANDIDATES
WHO HAVE BEEN  NOMINATED  BY THE COMPANY  EXCEPT FOR MESSRS.  BARTLETT AND BROWN
(FOR WHOM EVEREST IS NOT SEEKING AUTHORITY TO VOTE FOR AND WILL NOT EXERCISE ANY
SUCH AUTHORITY). THE NAMES, BACKGROUNDS AND QUALIFICATIONS OF THE CANDIDATES WHO
HAVE BEEN  NOMINATED BY THE COMPANY,  AND OTHER  INFORMATION  ABOUT THEM, CAN BE
FOUND IN THE COMPANY'S PROXY STATEMENT.

THERE IS NO ASSURANCE  THAT ANY OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE
COMPANY WILL SERVE AS DIRECTORS IF EVEREST'S NOMINEES ARE ELECTED.

NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED "FOR" A PARTICULAR  EVEREST
NOMINEE,  MARK THE "FOR ALL  NOMINEES  EXCEPT"  BOX AND WRITE THE NAME(S) OF THE
NOMINEE(S)  YOU DO NOT SUPPORT ON THE LINE BELOW.  YOUR SHARES WILL BE VOTED FOR
THE REMAINING EVEREST  NOMINEE(S).  YOU MAY ALSO WITHHOLD  AUTHORITY TO VOTE FOR
ONE OR MORE  ADDITIONAL  CANDIDATES  WHO HAVE BEEN  NOMINATED  BY THE COMPANY BY
WRITING THE NAME OF THE NOMINEE(S) BELOW.

         ---------------------------------------------------------------

         ---------------------------------------------------------------

2.    APPROVAL OF EVEREST'S  NON-BINDING  RECAPITALIZATION  PROPOSAL WHEREIN ALL
      ISSUED AND OUTSTANDING SHARES OF SERIES A1 SENIOR CUMULATIVE PARTICIPATING
      CONVERTIBLE  PREFERRED STOCK OF THE COMPANY SHALL BE CONVERTED INTO SHARES
      OF COMMON  STOCK TO ALIGN  THE  INTERESTS  OF ALL  EQUITY  HOLDERS  OF THE
      COMPANY.

              FOR           AGAINST         ABSTAIN
              [ ]             [ ]             [ ]

DATED: __________________________

_________________________________
(Signature)

_________________________________
(Signature, if held jointly)

_________________________________
(Title)

WHEN  SHARES  ARE HELD  JOINTLY,  JOINT  OWNERS  SHOULD  EACH  SIGN.  EXECUTORS,
ADMINISTRATORS,  TRUSTEES,  ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.
PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.